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SEC FILE NUMBER
1-31949

CUSIP NUMBER
46185W

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
INX INC.

Full Name of Registrant

Former Name if Applicable
6401 Southwest Freeway

Address of Principal Executive Office (Street and Number)
Houston, Tx 77074

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
INX Inc. (“INX”) was unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “Second Quarter 10-Q”) because of its review of the series of the following issues:
(1) The review and reclassification of the cost of hardware maintenance contracts from cost of product to product revenue. This reclassification reduces revenue by an amount equal to the cost of sales on these contracts as compared to the previous presentation and had no effect on gross profit or net income (loss) as previously reported.
(2) The accounting for arrangements with multiple deliverables under which a combination of products and services are provided to customers. Such arrangements are evaluated under Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” or EITF 00-21, which addresses certain aspects of accounting for arrangements under which the Company will perform multiple revenue generating activities such as the sale of a combination of hardware, installation services, and maintenance support services. The Company has not yet concluded its review of this second matter and therefore cannot comment at this time on the impact or change, if any, that may be required.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Brian Fontana	713	795-2303
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See narrative explanation set forth in Part III hereof

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INX INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ Brian Fontana